Hi

I’m following up on last week’s email to be sure you didn’t miss this opportunity to reserve shares in our upcoming community funding round.

You may remember that we’ve finished developing an exciting technology that’s inserted inside insulated glass windows to generate electricity while maintaining transparency. Our next round of funding will help us scale commercialization.

Please take a look at our page on the Wefunder community funding platform:
https://wefunder.com/stellariscorporation

We’d love to have your support!

Best regards,
Jim

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.